09056126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street (Suite 1000)
(No. and Street)

White Plains, NY 10606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross (914)682-6809
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeffrey Melegrmo, CPA P.C.
(Name – *if individual, state last, first, middle name*)

310 Harwood Bldg, Scarsdale, N.Y. 10583
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/2/17

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc, as of 31 December, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

STEPHANIE M. LEZER
Notary Public, State of New York
No. 01LE6184875
Qualified in Ulster County
Commission Expires April 7, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY D. MELAGRANO, C.P.A., P.C.
HARWOOD BUILDING
SCARSDALE, NEW YORK 10583

Member
NY State Society of CPAs

Telephone (914) 723-5400
Facsimile (914) 723-8317

Board of Director and Shareholder
Westchester Capital Planning, Inc.
50 Main Street
White Plains, NY 10606

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2008, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC Rule 17a-5(j).

Jeffrey D. Melagrano

Scarsdale, New York
February 20, 2009

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008 and 2007

JEFFREY D. MELAGRANO, C.P.A., P.C.
HARWOOD BUILDING
SCARSDALE, NEW YORK 10583

Member
NY State Society of CPAs

Telephone (914) 723-3400
Facsimile (914) 723-8317

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeffrey D. Melagrano

February 20, 2009

Westchester Capital Planning, Inc.
Balance Sheet

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets		
Cash - money market funds	$11,579	$11,969
Commissions receivable		
Total Current Assets	11,579	11,969
Fixed Assets		
Computer equipment	2,183	2,183
Accumulated depreciation	(2,183)	(2,183)
	0	0
Other Assets		
Investments		
Security deposits	540	540
Total other assets	540	540
TOTAL ASSETS	$12,119	$12,509
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$3,224	$2,000
Stockholder's Equity		
Common stock		
no par value, 200 shares authorized, issued, and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained deficit	(11,527)	(9,913)
Total Stockholder's Equity	8,895	10,509
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$12,119	$12,509

See notes to financial statements

Westchester Capital Planning, Inc.
Statement of Income and Retained Deficit

	Years Ended December 31, 2008	2007
Revenues		
Commission income	$157,814	$158,921
Interest and dividends		185
Total Revenue	157,814	159,106
Expenses		
Officer compensation	16,000	16,000
Payroll taxes	1,224	1,224
Bank service charges	16	179
Auto expense	4,562	3,130
Subscriptions		150
Office expense	232	
Insurance expense		993
Licenses & registration	2,269	1,495
Legal and accounting	2,000	2,000
Rent and office services	8,565	6,265
NYS Franchise tax	100	100
Postage	1,028	683
Telephone	1,446	852
Total operating expenses	37,442	33,071
Net Income	120,372	126,035
Retained deficit beginning of year	(9,913)	(7,490)
Shareholder distributions	(121,986)	(128,458)
Retained deficit end of year	($11,527)	($9,913)

See notes to financial statements

Westchester Capital Planning, Inc.
Statement of Cash Flows

	Years Ended December 31, 2008	2007
Cash flows from operating activities:		
Net income	$120,372	$126,035
Adjustment to reconcile net income to cash provided by operating activities:		
Accounts payable	1,224	(1,148)
Accounts receivable	0	677
Cash provided by operating activities	121,596	125,564
Cash flows from investing activities:		
Fixed asset purchase	0	0
Sale (purchase) of securities	0	0
Cash (used) for investing activities	0	0
Cash flows from financing activities:		
Shareholder distribution	(121,986)	(128,458)
Cash (used) for financing activities	(121,986)	(128,458)
Increase in cash for period	(390)	(2,894)
Cash - beginning of period	11,969	14,863
Cash - end of period	$11,579	$11,969

See notes to financial statements

Westchester Capital Planning, Inc.
Statement of Shareholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance January 1, 1997	$2,000	$18,422	-$7,490	$12,932
Net Income			126,035	126,035
Cash Dividends Distributed			-128,458	-128,458
Balance December 31, 2007	2,000	18,422	-9,913	10,509
Net income			120,372	120,372
Cash Dividends Distributed			-121,986	-121,986
Balance December 31, 2008	$2,000	$18,422	-$11,527	$8,895

See notes to financial statements

WESTCHESTER CAPITAL PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

1 - Organization and Description of the Business

Westchester Capital Planning, Inc. (the "Company"), is a New York company, which provides financial services to investors.

2 - Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

3 - Investments

Investments are stated at cost. The fair market value of investments as of December 31, 2008 was $0.

4 - Income Taxes

There is no provision for federal income taxes because the Company is organized as an S-corporation under federal tax law.

5 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2008 and 2007 the company was in compliance with its capital requirements and had excess net capital of $3,355. and $4,730. respectively.

Westchester Capital Planning, Inc.
Statement of Net Capital

	Years Ended December 31, 2008	2007
Total assets	$12,119	$12,509
Less: total liabilities	3,224	2,000
Net worth	8,895	10,509
Less: non allowable assets	540	540
Current capital	8,355	9,969
Less: haircuts		(239)
Net capital	8,355	9,730
Required net capital	5,000	5,000
Excess net capital	$3,355	$4,730
Aggregate indebtedness	$3,224	$2,000
Aggregate indebtedness to net capital	38.59%	20.55%

See notes to financial statements